Exhibit 99.1

Evotec Announces Chief Financial Officer Transition

•      Paul Hitchin to step down as of April 30, 2026

•      Claire Hinshelwood appointed to CFO role as of May 1, 2026

Hamburg, Germany, April 24, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced that Chief Financial Officer (CFO) Paul Hitchin will step down on April 30, 2026, for personal reasons unrelated to the company. The Supervisory Board has accepted Mr. Hitchin’s decision and expressed deep appreciation for his leadership and significant contributions to the company. Since March 1, 2025, he successfully led Evotec through a significant financial and strategic evolution.

Mr. Hitchin will be succeeded by Claire Hinshelwood, effective May 1, 2026. Ms. Hinshelwood has more than 30 years of experience in financial leadership positions, most recently as Group Chief Finance Officer of BMI Group. In this role, she transformed the company’s financial operations and delivered significant underlying improvements to its financial position during a period of challenging market conditions. She has also served as Global Head of Finance Operations at Novartis and held positions of increasing responsibility at Syngenta, including Head of Business Services for Latin America and Head of Finance for the East Europe and Asia-Pacific regions. Ms. Hinshelwood holds a B.A. in Accountancy and Finance from Heriot-Watt University and is a member of the Chartered Institute of Management Accountants.

Dr. Christian Wojczewski, Chief Executive Officer of Evotec, said:

“I would like to express my sincere thanks to Paul for making substantial contributions to Evotec’s progress during his tenure as Chief Financial Officer. He has been a highly valued collaborator and advisor who has managed the company’s finances with skill and insight and supported our strategic advancement during a period of transformation.

As we continue to transform our business and operations, I look forward to working with Claire to continue Evotec’s pursuit of its near- and mid-term goals. Her financial expertise and record of positive change in leadership positions across multiple industries put her in an excellent position to advance our progress toward increased profitability and sustainable growth.”

Paul Hitchin, Chief Financial Officer of Evotec, said:

“My tenure at Evotec has been extremely rewarding. I’m deeply grateful to everyone for their dedication and hard work in our transformation journey, especially the teams I had the opportunity to lead. I’ve had the privilege of being at the forefront of a multifaceted company transformation, building what will be a more agile, commercially dynamic and profitable business. I leave Evotec with great confidence in the direction we have set and in the company’s path toward a new phase of growth and value creation.”

Claire Hinshelwood, Evotec’s designated Chief Financial Officer, added:

“I look forward to working with the Evotec team as they continue to execute the transformational plan that will deliver on sustainable and profitable growth. Evotec is uniquely positioned to accelerate the R&D engine that drives the discovery of new medicines and their advancement into the clinical pipeline, creating tremendous business potential as new discoveries and technologies transform the life sciences sector. I am very excited to join the team and – together with colleagues across the organization – to help Evotec realize its full potential.”

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,500 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com